NEWS RELEASE 07-08	February 23, 2007

FRONTEER ANNOUNCES AMENDED PRELIMINARY PROSPECTUS RECEIPTED AND CORRECTS NUMBER OF SHARES OFFERED

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) confirms it has received receipts for its amended preliminary prospectus filed February 22, 2007. In addition, the Company would like to correct its News Release of February 22, 2007, announcing the amended preliminary prospectus. The number of common shares offered under the short-form prospectus offering is 4.1 million as opposed to 4.1 common shares as reported in the original News Release.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO and Corporate Secretary
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com